Exhibit 21.1
LIST OF SIGNIFICANT SUBSIDIARIES OF BLAIZE HOLDINGS, INC.

As of December 31, 2025, Blaize Holdings, Inc. had the following subsidiaries:

Subsidiary	Jurisdiction
Blaize, Inc.	Delaware, United States
Blaize (Hong Kong) Co., Limited	Hong Kong
Blaize New Computing Technologies India Private Limited	India
Blaize Technologies Philippines, Inc.	Philippines
Blaize U.K. Ltd	England, United Kingdom
Blaize Technology (Chongqing) Co., Ltd.	China